Exhibit 3.2

Red Rock Pictures Holdings, Inc. Announces Acquisition of ComedyNet.TV, Inc.

Company Secures Funding for Key Projects

LOS ANGELES--(BUSINESS WIRE)--January 8, 2009--Red Rock Pictures Holdings, Inc. (OTCBB:RRPH), (“Red Rock”) a film and entertainment marketing company, announced today that it has entered into a definitive agreement to acquire New York based ComedyNet.TV, Inc. (“ComedyNet”), a leader in multimedia comedic content distribution. Under the terms of the share exchange agreement, Red Rock will issue 68,000,000 common shares, or approximately forty percent (40%) of its outstanding common shares, in consideration for 100% of the issued and outstanding ComedyNet capital stock. ComedyNet has arranged an initial investment of $500,000 into the combined company by a third-party investor, in the form of a Secured Convertible Note which is convertible at $0.25 per share. The acquisition, which is subject to satisfaction of due diligence, and other ordinary and customary closing conditions for a transaction of this type, is anticipated to close before the end of the second quarter, February 28, 2009.

“This acquisition marks a key milestone and turning point for Red Rock, its management and shareholders,” said Reno Rolle′, Red Rock’s President and Chief Executive Officer. “In addition to the new opportunities we will develop by leveraging ComedyNet’s assets and resources, we now have the mechanism in place for funding to complete some of the exciting projects being developed internally.”

Mark Graff, ComedyNet's President and Chief Executive Officer, said, "With Red Rock, ComedyNet can turn its 19 million digital cable households from passive viewers to active buyers. I look forward to working with Red Rock in creating "next generation" solutions for direct response. ComedyNet also anticipates a strong working relationship with Red Rock's creative media professionals to further build upon the current ComedyNet programming with new ideas and expanded distribution."

About Red Rock Pictures Holdings, Inc.

Red Rock Picture Holdings, Inc. (OTCBB:RRPH) (www.redrockpics.com) finances and co-produces feature films and entertainment for all media with particular expertise and focus on direct consumer and multi-channel marketing. Dedicated to truly partnering with the creative community - from up-and-coming writers, directors and producers to experienced hands in film, television and digital media - Red Rock Picture Holdings, Inc. is built on its commitment to creative entertainment and marketing innovation.

About ComedyNet.TV, Inc.

ComedyNet.TV, Inc. is an on-demand digital programming network bringing together the creative community of comedians, comedy writers, animators, videographers, cartoonists and raconteurs. The company attracts the community of "funny" by providing the tool sets, production, post production, stages, live studio and Club settings for the advancement of the comedic arts, while also providing the audience reach though distribution on all digital media platforms.

Forward-Looking Statement

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the safe harbor provisions of the U.S. federal securities laws. These include, among others things, statements about expectations of future business, revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the company's results to differ materially from expectations. These risks include the company's ability to further develop its business, the company's ability to generate revenues, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the company's services, competitive factors, new products and technological changes, and other such risks as the company may identify and discuss from time to time.

CONTACT:
Red Rock Pictures Holdings, Inc.
Steve Handy, 323-790-1813